November 14, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.:	Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

RE:	Ameriprise Certificate Company (ACC)
Post-Effective Amendment No. 43
Ameriprise Stock Market Certificate
File No.: 33-22503

Dear Ms. O’Neal-Johnson:

Transmitted for filing electronically is Post-Effective Amendment No. 43 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC.

The purpose of this filing is to reflect the addition of terms for Ameriprise Stock Market Certificates.

Please direct your questions or comments on this filing to Anna Butskaya at 612-671-4993 or me at 612-671-7981.

Thank you.

/s/ Tara Tilbury
Tara Tilbury
Vice President, General Counsel and Secretary
Ameriprise Certificate Company